                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2002


                                      HAVAS
                 (Translation of registrant's name into English)


                               84, rue de Villiers
                          92683 Levallois-Perret Cedex
                                     France
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F |X|           Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes  [ ]                     No  |X|


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                      HAVAS

         Attached as Exhibit 1.1 to this Report on Form 6-K, and incorporated herein by reference, is the text of an October 8, 2002 press release issued by Havas. The press release announces the appointment of Ernst & Young as the independent auditors of Havas.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     HAVAS
                                     (Registrant)


Date: October 10, 2002               By:  /s/ R. John Cooper
                                          -------------------------------------
                                          Name:    R. John Cooper
                                          Title:   Executive Vice President and
                                                   Worldwide General Counsel

                                      HAVAS

                                INDEX TO EXHIBITS

Exhibit

  1.1        Press release issued by Havas on October 8, 2002.